UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Road

Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Explanatory Note

On February 21, 2024, Sinovac Biotech Ltd. (the “Company”) entered into a fifth amendment (the “Fifth Amendment”) to the Amended and Restated Rights Agreement, dated as of February 22, 2019 (the “Amended and Restated Rights Agreement”), as amended by the Amendment to the Amended and Restated Rights Agreement dated as of February 19, 2020 (the “Amendment to Amended and Restated Rights Agreement”), by the Second Amendment to the Amended and Restated Rights Agreement dated as of February 21, 2021 (the “Second Amendment to Amended and Restated Rights Agreement), by the Third Amendment to the Amended and Restated Rights Agreement dated as of February 21, 2022 (the “Third Amendment to Amended and Restated Rights Agreement), and by the Fourth Amendment to the Amended and Restated Rights Agreement dated as of February 21, 2023 (the “Fourth Amendment to Amended and Restated Rights Agreement), between the Company and Pacific Stock Transfer Company, as Rights Agent, to extend the expiration date of the rights contained therein from February 22, 2024 to February 22, 2025.

The foregoing summary of the Fourth Amendment is qualified in its entirety by reference to the full text of the Fifth Amendment, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference. A copy of the Fourth Amendment to Amended and Restated Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on February 22, 2023 (incorporated herein by reference by Exhibit 4.2). A copy of the Third Amendment to Amended and Restated Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on February 22, 2022 (incorporated herein by reference by Exhibit 4.3). A copy of the Second Amendment to Amended and Restated Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on February 22, 2021 (incorporated herein by reference by Exhibit 4.4). A copy of the Amendment to Amended and Restated Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on February 21, 2020 (incorporated herein by reference by Exhibit 4.5). A copy of the Amended and Restated Rights Agreement and a summary of its material terms were filed with the Securities and Exchange Commission on Form 6-K on February 22, 2019 (incorporated herein by reference by Exhibit 4.6).

Incorporation by Reference

The summary of the Fifth Amendment above and Exhibit 4.1 attached hereto are hereby incorporated by reference into our registration statements on Form S-8 filed with the Securities and Exchange Commission on September 10, 2009 (File No. 333-161827) and Form S-8 filed with the Securities and Exchange Commission on September 4, 2013 (File No. 333-190980).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Nan Wang
Name:	Nan Wang
Title:	Chief Financial Officer

Date: February 21, 2024

Exhibit Index

Exhibit 4.1	Fifth Amendment to Amended and Restated Rights Agreement dated as of February 21, 2024 between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent

Exhibit 4.2	Fourth Amendment to Amended and Restated Rights Agreement dated as of February 21, 2023 between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated February 22, 2023 of Sinovac Biotech Ltd.)

Exhibit 4.3	Third Amendment to Amended and Restated Rights Agreement dated as of February 21, 2022 between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated February 22, 2022 of Sinovac Biotech Ltd.)

Exhibit 4.4	Second Amendment to Amended and Restated Rights Agreement dated as of February 21, 2021 between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated February 22, 2021 of Sinovac Biotech Ltd.)

Exhibit 4.5	Amendment to Amended and Restated Rights Agreement, dated as of February 19, 2020, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated February 21, 2020 of Sinovac Biotech Ltd.)

Exhibit 4.6	Amended and Restated Rights Agreement, dated as of February 22, 2019, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent, which includes the Form of Certificate of Designations of Series C Junior Participating Preferred Shares as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 99.6 of the Report on Form 6-K dated February 22, 2019 of Sinovac Biotech Ltd.)

Exhibit 99.1	Press Release